Allianz Life Insurance Company of New York

John Hite
Senior Counsel, Associate General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-7494
John.Hite@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING
March 15, 2024
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549-8626
Re: Initial Form S-1 Registration Statement, Submitted December 5, 2023, File No. 333-275895 (Allianz Index Advantage+ New York Variable Annuity)
Mr. Cowan:
We received comments from you on February 8, 2024, with respect to Registrant’s above referenced Initial Form S-1 Registration Statement, filed on December 5, 2023. This correspondence responds to your comments. We will make conforming changes to the prospectus in both the Form S-1 and Form N-4 Registration Statements, and to other products.
February 8, 2024 Prospectus Comments
I. PROSPECTUS
Cover Page
1.
The cover page discloses the maximum potential negative Performance Credit related to 10%, 20%, and 30% Buffers. Please confirm that the Index Options associated with those listed Buffers reflect the Index Options available on the Contract and that they will always be offered.

Response:
Allianz Life Insurance Company of New York (the “Company”) confirms that the listed Buffers on the cover page reflect those Index Options currently available. Additionally, the Company confirms that an Index Option cannot be removed from the Contract, unless it is simultaneously substituted by a new Index in accordance with the disclosures in the “Risks Associated with Substitution of an Index” section.

2.	Please add information relating to the minimum Participation Rates, Caps, and Trigger Rates available with Crediting Methods to the cover page.
Response:
In accordance with the Staff’s comment, the following sentences have been added to the cover page: “The Index Dual Precision Strategy and Index Precision Strategy provide a 5% minimum Trigger Rate. The Index Performance Strategy 1-year Term Index Options provide a 3% minimum Cap for the 30% Buffer, 4% minimum Cap for the 20% Buffer, and 5% minimum Cap for the 10% Buffer. The Index Performance

Strategy 3-year Term Index Options provide a 9% minimum Cap for the 30% Buffer, 12% minimum Cap for the 20% Buffer, and 15% minimum Cap for the 10% Buffer. Lastly, the Index Performance Strategy 6-year Term Index Options provide an 18% minimum Cap for the 30% Buffer, 24% minimum Cap for the 20% Buffer, and 30% minimum Cap for the 10% Buffer. Both the Index Performance Strategy 3-year and 6-year Term Index Options provide a 100% minimum Participation Rate.”
3.
Within the cover page, as well as various additional locations throughout the prospectus, terminology is applied inconsistently between Variable Option, underlying mutual fund, and variable subaccount. Please revise the associated language to consistently apply the terminology throughout the prospectus. Additionally, please ensure that disclosure is clear that investment in the Variable Option is an investment in the variable subaccount and not a direct investment in the fund.

Response:
The Company has revised the identified language consistent with the Staff’s comment. The Company will provide a revised prospectus under separate cover detailing the revisions made in accordance with the comment.

Glossary
4.
Definition of Annuity Date: In the last sentence, there is reference to the maximum Annuity Date varying “depending on the requirements of the Financial Professional from which you purchased your Contract.” Please explain all distributor intermediary variations applicable to this statement.

Response:	The Company has removed the identified language from the sentence as the Company does not intend to provide any distributor intermediary variations applicable to the annuity date.
5.	Definition of Index Dual Precision Strategy: Please remove the reference to the Index Protection Strategy with Trigger as the Crediting Method is not available with this product.
Response:	The Company has removed the identified language consistent with the Staff’s comment.
6.
Definition of Index Dual Precision Strategy: This definition currently includes disclosure explaining market environments when the Crediting Method may perform best, as well as disclosure comparing the Crediting Method to other available options. Please consider whether this disclosure can either be removed or relocated within the prospectus.

Response:
The Company has removed the identified language consistent with the Staff’s comment. The definition of Index Dual Precision Strategy has been revised to state, “one of the Crediting Methods described in section 4, Valuing Your Contract. The Index Dual Precision Strategy calculates Performance Credits based on Index Returns subject to a Trigger Rate and 10% Buffer. This Crediting Method provides a positive Performance Credit for negative market movements when the loss is less than or equal to the 10% Buffer.  You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. Significant losses beyond the 10% Buffer for the Index Dual Precision Strategy can result in substantial loss of principal and previous earnings."

7.
Definition of Index Performance Strategy: Similar to the preceding comment, please consider whether the disclosure included within this definition explaining the market environment when the Crediting Method may perform best, as well as disclosure comparing the Crediting Method to other available options, can be removed or relocated within the prospectus.

Response:
In accordance with the Staff’s comment, the Company has removed the sentence stating, “The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the 10%, 20%, or 30% Buffer.” Additional revisions have been made to the definition of the Index Precision Strategy to remove similar disclosure language.

Key Information Table
8.	In the first footnote to the first table in the Ongoing Fees and Expenses section, please delete “net asset value” and replace it with “average net assets.”
Response:  The Company respectfully declines to adopt the Staff’s comment.  The policy form similarly describes the charge as a percentage of the Variable Option’s net asset value and, for consistency purposes, the Company believes it is important to use the same terminology in the prospectus.  Also, the Form N-4 includes the following language in Item 2(c)(i)(C), which suggests there is flexibility in what calculations may be utilized in the table:
“Explain, in a parenthetical or footnote to the table or each caption, the basis for each percentage (e.g., % of separate account value or benefit base, or % of net asset value).”
Item 2(c)(i)(C) (Emphasis added).  Accordingly, the Company will continue to use the term “Variable Option’s net asset value” in that footnote.
9.
Within the section identifying restrictions on investments, please include clarifying language that “certain” Index Options may be made temporarily unavailable. In addition, consider reordering the sub-bullets to more clearly convey when Index Options can be made temporarily unavailable. Please also make the sub-bullet explaining that all Index Options can be made temporarily unavailable for Early Reallocation a bullet on its own following the sub-bullet list. Lastly, please confirm whether the bullet indicating that the Company reserves the right to discontinue accepting new allocations into specific Index Options is accurate.

Response:
The Company has revised and reordered the bullets and subbullets to: (1) indicate that certain Index Options may be made temporarily unavailable, (2) the particular groups of Index Options that may be made temporarily unavailable, and (3) that all Index Options may be made temporarily unavailable for Early Reallocation at any time, which means there may be times when Early Reallocation is unavailable to individuals. Lastly, we are removing the language reserving the right to discontinue accepting new allocations into specific Index Options as that is not allowed on this product.

10.
Please include a cross-reference within the section identifying restrictions on investments stating where additional information regarding the Company’s right to substitute a variable investment option can be found within the prospectus.

Response:
Information regarding the Company’s right to substitute a variable investment option is found within the subsection “Substitution and Limitation on Holdings” of the prospectus section titled ‘Information Related to the Variable Option’s Underlying Fund’. The Company has revised the cross-reference to direct investors to this section of the prospectus for additional information.

Overview of the Contract – What are the Phases of the Contract?
11.
Within the bullet describing the accumulation phase, there is a reference to additional Purchase Payments being subject to limitations. Please either specify those limitations or include a cross reference as to where an investor could find this information.

Response:
The Company has added the following sentence to the end of the identified paragraph: “For more information regarding additional Purchase Payment limitations, please see section 3, Purchasing the Contract – Purchase Requirements.”

12.
This section currently includes language explaining that the Company will provide notice when Index Options are made temporarily unavailable for a year or more. Please add additional language clarifying the notice that will be provided, and the timing of such notice, in the event Index Options are made temporarily unavailable.

Response:
The Company confirms that it will provide investors at least seven days’ notice prior to making Index Options temporarily unavailable. Accordingly, the identified language has been revised to state, “Subject to the following parameters, with at least seven days’ notice, we may make the Index Options temporarily unavailable if we are unable to support the minimum Trigger Rate or Cap due to yield on investments or the availability or cost of hedging.  This period of temporary unavailability could last a year or more.”

13.	Consider moving the sentence stating, “We can make all Index Options temporarily unavailable for Early Reallocation at any time” to a more appropriate or different section of the prospectus.
Response:
The Company has modified the paragraph to first list the various groups of Index Options that may be made temporarily unavailable, followed by the identified sentence in the Staff’s comment. The Company is of the opinion that the sentence should remain in this section as it provides valuable disclosure relating to the availability of Early Reallocation and its interplay with temporary unavailability of Index Options.

14.
In the list of currently available Crediting Methods, consider adding language indicating whether a particular Index is a total price Index. If any Indexes are total price Indexes, please include a reference in a parenthetical. Alternatively, prominently include language stating whether or not dividends are included in Index prices.

Response:
The Company has revised language beneath the Index Options subheader of this section to state, “The Index Options do not directly participate in the returns of the Indexes or the Indexes’ component securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the component securities. You should understand that you will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that comprise the Indexes.” The Company believes the added disclosure sufficiently informs investors that they are not directly invested in the Indexes nor do they receive any dividends payable.
Fee Tables
15.	Consider revising the table of withdrawal charges to only include the first-year withdrawal charge amount with the remaining withdrawal charge amounts identified in a footnote to the table.
Response:
The Company respectfully declines to adopt the Staff’s comment. The Company is of the opinion that inclusion of the complete withdrawal charge table provides investors with valuable information regarding the impact of withdrawals throughout the period of time in which withdrawal charges would apply. Further, the Company believes this disclosure is consistent with the Form N-4 disclosure language stating the following.

The Registrant may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than, and does not obscure or impede understanding of, the disclosure of the maximum charge. In addition, the Registrant may include in a footnote to the table a tabular, narrative, or other presentation providing further detail regarding variations in the charge. For example, if deferred sales charges decline over time, the Registrant may include in a footnote a presentation regarding the scheduled reductions in the deferred sales charges.
The Company believes its approach is not in conflict with the Form N-4 language in that the use of the word “may” in the Form N-4 indicates that the footnote approach is optional.  Moreover, the Company notes that such an approach is followed by other Registrants in their Form N-4 filings
Risk Factors
16.
Within the section titled “Risks Associated with Changes to Trigger Rates, Caps, and Participation Rates, and Temporary Unavailability of Index Options”, please begin a new paragraph at the sentence that begins “You also risk the possibility that we may make Index Options temporarily unavailable...”.

Response:	The Company has revised the identified language consistent with the Staff’s comment.
17.
Within the section titled “Risks Associated with Changes to Trigger Rates, Caps, and Participation Rates, and Temporary Unavailability of Index Options”, please clarify the functionality of the temporary unavailability of Index Options contract feature. Specifically, consider adding clarifying language as to how temporary unavailability impacts amounts presently held within the AZL Government Money Market Fund subaccount (Variable Option) but for which allocation instructions were received that would otherwise transfer the amounts to a temporarily unavailable Index Option.

Response:	The Company has revised the section to more clearly separate the effect of temporary unavailability on amounts invested in the Index Options compared to those invested in the Variable Option.
As it relates to the Index Options, the language has been revised to state: “If we temporarily make an Index Option unavailable, on the next Term Start Date, we will transfer assets held in the temporarily unavailable Index Option or destined for the temporarily unavailable Index Option to the Variable Option and the assets will remain there until either, (1) we receive a change to allocation instructions that results in a transfer of these assets to available Index Option(s) on the next Index Anniversary, or (2) the Business Day we execute your Early Reallocation request to transfer these assets.”
For amounts already invested in the Variable Option, a paragraph has been added stating: “For any amount invested in the Variable Option for which allocation instructions direct us to transfer assets to a temporarily unavailable Index Option, such assets will remain in the Variable Option. These assets will remain in the Variable Option until either, (1) the next Index Anniversary where the Index Option, which had been temporarily unavailable, becomes available; (2) we receive a change in allocation instructions that directs us to allocate the assets to an available Index Option(s) on the next Index Anniversary; or (3) the Business Day we execute your Early Reallocation request to transfer these assets to an available Index Option(s).
For example, on an Index Anniversary, your allocation instructions direct us to transfer amounts from the Variable Option to a temporarily unavailable Index Option. Instead of transferring amounts to the unavailable Index Option, such amounts will remain allocated to the Variable Option. Two months later, we execute your Early Reallocation request that directs us to transfer amounts from the Variable Option to an available 1-year Term Index Option. We will transfer such amounts (adjusted for Variable Option performance and fees) to the newly selected 1-year Term Index Option.  The remaining ten months of the Index Year will be added to the new 1-year Term for the newly selected Index Option, making the new Term length 22 months. These assets will not receive a Performance Credit associated with this Term until the Term End Date that occurs 22 months after execution of the Early Reallocation.”
18.
Please provide the Company’s rationale for having the Variable Option serve as the default allocation for amounts otherwise transferred from an available Index Option to a temporarily unavailable Index Option. Consider whether amounts transferred from an available Index Option to a temporarily unavailable Index Option should remain in the available Index Option which the investor previously selected.

Response:
The Company is of the opinion that the Variable Option serves as the most appropriate default allocation for amounts that would otherwise transfer to a temporarily unavailable Index Option for several reasons. First, returning an investor to the Index Option they came from would be in direct conflict with the allocation instruction change we received from the investor to transfer out of that Index Option. Second, transferring these assets to the Variable Option is in keeping with how we handle additional Purchase Payments we receive on Business Days other than the Index Effective Date or an Index Anniversary. These assets are temporarily held in the Variable Option and then transferred according to the investor’s instructions. Lastly, assets that are allocated to the Variable Option may be transferred out to available Index Options at the next Index Anniversary or by executing an Early Reallocation.
19.
This section includes language explaining that amounts allocated to the Variable Option as a result of an Index Option being temporarily unavailable may be transferred by providing updated allocation instructions. Please provide an explanation as to when these amounts would be transferred pursuant to receipt of updated allocation instructions.

Response:
In the Company’s response to Comment #17, we added text clarifying when transfers are executed following temporary unavailability of Index Options and our receipt of updated allocation instructions. Please see the response to Comment #17 for additional information.

20.
Please provide additional clarity regarding why an individual is not eligible to receive a Performance Credit until the second Index Anniversary. Consider including an example indicating when a Performance Credit may first be earned following the temporary unavailability of an Index Option.

Response:
In the Company’s response to Comment #17, we included an example providing information regarding the receipt of Performance Credits following temporary unavailability of Index Options. Please see the response to Comment #17 for additional information. Further, there are multiple references throughout the prospectus indicating that Performance Credits are only received on Term End Dates. We believe these references, in addition to the example added in Comment #17, provide sufficient disclosure regarding receipt of Performance Credits.

21.
This risk section also includes a statement indicating, “We cannot make an Index Option temporarily unavailable during a Term, or for any other reason.” Please include this statement or similar language in each instance in which temporary unavailability is otherwise discussed.

Response:	The Company confirms that it has added this disclosure in several other prospectus locations discussing the temporary unavailability of Index Options.
22.
Within the section titled “Risks Associated with Investment in Derivative Hedging Instruments”, please include clarifying language that the derivative hedging instruments are investments of the insurer’s general account and neither the owner nor others are investors in such securities. Additionally, if applicable, please include language describing the impact of the Daily Adjustment on these investments.

Response:
The Company has added the following clarifying language within the “Risks Associated with Investments in Derivatives” section: “The derivative hedging instruments are investments of our unregistered separate account. Neither you nor others are investors in such securities. For information regarding our unregistered separate account, including the investment of assets in hedging instruments, please see Section 12, Other Information – Our Unregistered Separate Account.”

The Company respectfully declines to include language regarding the Daily

Adjustment, as this feature has no direct applicability to the derivatives and other hedging instruments used to support the Index Options. Instead, we use the derivatives and hedging instruments to support the Index Option’s Daily Adjustment and Performance Credits.
Valuing Your Contract
23.
Please include clarifying language within the “Index Option Values increase when...” table indicating whether this describes all Index Options or whether the language applies individually to each specific Index Option an investor allocates to. Specifically, consider adding language indicating that the Index Option Values increase when there is Early Reallocation from the Variable Option.

Response:
The Company confirms that the information included within these tables references an individual Index Option. To add clarity regarding increasing Index Option Values, the Company has revised this table to state as follows:

The Index Option Value increases when...
•	you add assets to an Index Option by Purchase Payment, make allocation instruction changes that transfer Contract Value, or request an Early Reallocation into the Index Option,
•	we transfer assets held in the Variable Option on an interim basis that are destined for the Index Option according to allocation instructions, or
•	you receive a positive Performance Credit or Daily Adjustment
Corresponding revisions have been made to the “Index Option Values decrease when” table to reflect consistency with these changes.
24.	Within the “Determining Variable Account Value” section, please clarify that only one subaccount is currently offered under the Contract.
Response:
The Company confirms that only one subaccount is available under the contract. This subaccount invests in shares of the AZL Government Money Market Fund. Accordingly, the identified sentence has been revised to state, “The Separate Account holds Contract Value allocated to the Variable Option, including Purchase Payments held in the AZL Government Money Market Fund subaccount, before we transfer them to the Index Options. The Variable Option is a subaccount of the Separate Account, and is the only variable investment option under the Contract. The Variable Option invests exclusively in the shares of the AZL Government Money Market Fund.”

Comparing Crediting Methods
25.
In connection with comments #6 and #7, consider adding disclosure previously included in the glossary definitions of certain Crediting Methods to the tables included in the Comparing Crediting Methods section.

Response:	The Company respectfully declines to add the language removed from the glossary in connection with comments #6 and #7 to the Comparing Crediting Methods section. The Company is of the opinion that this section already includes the information removed and adequately discloses the Crediting Methods’ asset protection levels, growth opportunities, and items that can change. Additionally, these sections include detailed information as to how the Index Options may perform depending on various market environments.
26.
Within the table titled “What is the asset protection?”, and as it applies to the Index Performance Strategy, please reconcile the statement that the Crediting Method is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer with its 20% and 30% Buffers.

Response:	The Company has revised this disclosure to state that “small or moderate negative market movements” are absorbed by the Buffer.
Bar Chart Examples of Crediting Method Performance
27.
Please revise the bar charts for the Index Performance Strategy 3-year Term and 6-year Term. As currently used, the bar charts do not include a balanced presentation because they show 80% Index Returns for the positive example, and only a -14% Index Return for the index loss example.

Response:
The Company confirms that the Index Performance Strategy 3-year Term and 6-year Term bar chart will be updated prior to filing a registration statement for which effectiveness is sought. The revised bar chart will include reduced upside performance for these Index Options in accordance with the Staff’s comment.  However, it is important to note that the positive returns will be larger numbers than the negative numbers for the index losses.  One reason is that this handling more accurately reflects the Caps, Trigger Rates, and Buffers offered with the Company’s current 3- and 6-year Index Option Terms.  Second, while the larger numbers, at first glance, appear to be very large, they are in line with average returns given they are cumulative returns over multiple years. For example, the average return of the S&P 500 over 6-year rolling periods is 59.1%.

Early Reallocation
28.
Consider adding revisions to this section to more clearly demonstrate the functioning of Early Reallocation. Specifically, consider separately explaining the Early Reallocation functionality for amounts from the Variable Option compared to Early Reallocations from the Index Options. Consider adding examples for both Early Reallocations from the Variable Option and Index Options. Lastly, please clarify whether assets within an Index Option may be allocated to the Variable Option upon reaching their Term End Date.

Response:	The Company has revised the section to address the Staff’s comment. Please see this section for additional information regarding the substantial revisions made.
Minimum Distribution Program and Required Minimum Distribution (RMD) Payments
29.	In the first paragraph of this section, please bold the following sentence: “We apply the Daily Adjustment to the Index Option Values if RMD payments are deducted on days other than a Term

End Date.”  Also, please add disclosure to this section stating that the contract may not be appropriate if an investor intends to take RMD payments from an index strategy on days other than a Term End Date and that an investor should consult with their financial professional.
Response:
The Company has bolded the above-referenced sentence.  Also, in accordance with the Staff’s comment, the Company has added the following sentence to this section: “This contract may not be appropriate for you if you intend to take RMD payments from an Index Option on days other than a Term End Date. You should consult your tax advisor before purchasing a Qualified Contract subject to RMD payments.”

Death Benefit
30.
Please add clarifying language on page 80 of the prospectus further explaining how amounts allocated to the Variable Option due to the temporary unavailability of Index Options may be transferred to other options. Specifically, please explain how execution of an Early Reallocation impacts the duration of time in which assets are allocated to the Variable Option when compared to waiting until the next Index Anniversary.

Response:
The Company added the following sentence to provide additional clarification regarding the resulting term of an Early Reallocation: “Executing an Early Reallocation will result in the remaining time prior to your next Index Anniversary being added to your new Term length. For example, assume your next Index Anniversary is in four months. At this point, you elect an Early Reallocation and choose a new 3-Year term Index Option. The remaining four months prior to the next Index Anniversary will be added to the new 3-year Term for your newly selected Index Option, extending the new Term length to 40 months.”

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7494. Further, I can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
By:     /s/ John P. Hite
John P. Hite
 Senior Counsel, Associate General Counsel